Exhibit 99.2

Central GoldTrust

Management’s Discussion and Analysis

June 30, 2015

Management’s Discussion and Analysis (MD&A)

The interim financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) have been prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. The notes to the financial statements on pages 10 to 18 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the six months ended June 30, 2015.

Outstanding Units

There were 19,299,000 Units issued and outstanding at June 30, 2015 and December 31, 2014.

Financial Results – Changes in Net Assets

The net assets of the Trust are comprised of the fair value of the Trust’s total assets less the fair value of the Trust’s total liabilities. The term “net assets”, as used in this MD&A, has the same meaning as the term “total equity” as used in the Trust’s June 30, 2015 interim financial statements and notes thereto.

Net assets decreased by $14.1 million or 1.7% during the three months ended June 30, 2015. This decrease was primarily attributable to the 1.3% decrease in the price of gold during the period. The impact of the costs of the unanticipated Special Meeting of Unitholders held on May 1, 2015 were also, to a lesser extent, a factor in the decrease in net assets during the period.

Net assets decreased by $23.8 million or 2.8% during the six months ended June 30, 2015. This decrease was primarily attributable to the 2.4% decrease in the price of gold during the period. The impact of the costs of the unanticipated Special Meeting (as described above) were also, to a lesser extent, a factor in the decrease in net assets during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended
	Jun, 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014
Change in unrealized appreciation of holdings	$(11.3)	$(8.7)	$(12.2)	$(69.4)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(14.1)	$(9.7)	$(12.9)	$(70.3)
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(0.73)	$(0.50)	$(0.67)	$(3.64)
Total net assets	$831.5	$845.6	$855.3	$868.2

	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013
Change in unrealized appreciation of holdings	$16.4	$63.6	$(88.1)	$94.8
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$15.6	$62.7	$(88.9)	$93.9
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$0.81	$3.25	$(4.61)	$4.87
Total net assets	$938.4	$922.9	$860.1	$949.0

Financial Results – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. GoldTrust maintains adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s realized revenues are a nominal percentage of its net assets.

Net loss, inclusive of the change in unrealized appreciation of holdings, was $14.1 million for the three months ended June 30, 2015 compared to net income of $15.6 million for the comparable three-month period in 2014. Net loss, inclusive of the change in unrealized appreciation of holdings for the six months ended June 30, 2015 was $23.8 million compared to net income of $78.3 million for the comparable period in 2014. A significant portion of the reported net income (loss) for both the three and six-month periods was a result of the change in unrealized appreciation of holdings, which is not distributable income. The Trust’s interest income is nominal. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month end, decreased during the three and six-month periods ended June 30, 2015 as compared to the same period in 2014. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the period. Expenses for the three and six month periods ended June 30, 2015 were significantly higher, particularly during the three months ended June 30, 2015, due to costs incurred as a result of the Special Meeting held on May 1, 2015 and an unsolicited takeover bid initiated on May 27, 2015.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three-month period ended June 30, 2015 was 0.34% compared to 0.09% for the three-month period in 2014. For the six-month period ended June 30, 2015 the expense ratio was 0.45% compared to 0.18% for the comparative six-month period ended June 30, 2014. For the twelve-month period ended June 30, 2015 the expense ratio was 0.62% compared to 0.36% for the twelve-month period ended June 30, 2014. The increases in the expense ratios were a direct result of costs incurred for the Special Meeting held on May 1, 2015 (see Note 14 of the quarterly financial statements) and to deal with the unsolicited takeover bid by Sprott Asset Management (see Note 15 of the quarterly financial statements).

If not for the significant expenses of the Special Meeting and subsequent unsolicited takeover bid, the expense ratios for each of the three, six and twelve-month periods would have decreased from those for the comparable periods in 2014. For the three-month period ended June 30, 2015, the expense ratio would have been 0.08% compared to 0.09% for the comparative six-month period in 2014. For the six-month period ended June 30, 2015 the expense ratio would have been 0.17% compared to 0.18% for the same period in 2014. For the twelve-month period ended June 30, 2015, the expense ratio would have been 0.35% compared to 0.36% for the comparative period in 2014.

Liquidity and Capital Resources

GoldTrust’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses. The ability of GoldTrust to have sufficient cash to pay its expenses and to meet demands for redemption (if any) is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs, portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital gains or losses.

For the six months ended June 30, 2015, GoldTrust’s cash and cash equivalents decreased by $4.0 million to $7.1 million. This decrease was a result of the amounts used to pay the expenses of the Trust, which included significant unanticipated Special Meeting costs as described in Note 14 and the unsolicited takeover bid costs as described in Note 15 of the quarterly financial statements The Administrator and Senior Executive Officers monitor GoldTrust’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold bullion.

Administrator and Other Related party information

Please refer to Note 9 of the quarterly financial statements.

Additional Information

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

Amendment to Redemption Feature

On June 24, 2015 the Trustees approved an amendment to the redemption feature of the Units such that Unitholders will have the option to redeem Units for cash at any time in an amount equal to 95% of net asset value (“NAV”) based on the average published NAV of GoldTrust for the five trading days following the date on which the Units are tendered for redemption

This amended redemption feature will only become effective upon receipt of regulatory approval.

Unitholder proposal

On February 3, 2015 GoldTrust received a Unitholder proposal to significantly alter the existing redemption provisions set out in GoldTrust’s Amended and Restated Declaration of Trust. The proposal in question advocated to: include a new physical bullion redemption feature; amend the Trust’s existing cash redemption provisions; and replace GoldTrust’s current Trustees with nominees proposed by the dissident Unitholder.

In response, GoldTrust organized its Annual Meeting held on May 1, 2015 as an Annual and Special Meeting and filed its Management Information Circular and proxy materials in this regard. These filings can be found at www.sedar.com, www.goldtrust.ca and www.gold-trust.com . The dissident Unitholder’s proposals were soundly defeated.

Unsolicited Takeover Bid

On April 23, 2015, Sprott Asset Management LP together with Sprott Physical Gold Trust (“Sprott”), announced its intention to commence an unsolicited takeover bid which it formally launched on May 27, 2015 (the “Sprott offer”) to acquire all of the outstanding Units of Central GoldTrust on a net asset value (“NAV”) to NAV exchange basis.

Central GoldTrust Trustees appointed a Special Committee composed of independent Trustees to review, analyze and provide recommendations on the Sprott offer with a view to the best interests of the Trust and its Unitholders. The Special Committee unanimously recommended, and the independent Trustees unanimously agreed on June 9, 2015, that GoldTrust Unitholders should reject the Sprott offer.

Central GoldTrust has filed a lawsuit in the Ontario courts seeking to enjoin the Sprott offer due to what it believes are many legal deficiencies.

This MD&A is dated July 21, 2015. Additional information relating to the Trust, including Annual Information Forms, Notices of Annual or Annual and Special Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.